UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of October, 2021

Commission File Number 001-13422

AGNICO EAGLE MINES LIMITED

(Translation of registrant’s name into English)

145 King Street East, Suite 400, Toronto, Ontario M5C 2Y7

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☐   Form 40-F ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b)(1): ☐

Note: Regulation S-T Rule 101 (b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b)(7): ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes ☐    No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-                  .

EXHIBITS

Exhibit No.	Exhibit Description
99.1	Material Change Report dated September 28, 2021
99.2	Merger Agreement dated September 28, 2021 between Agnico Eagle Mines Limited and Kirkland Lake Gold Ltd.
99.3	Form of Support and Voting Agreement entered into between Agnico Eagle Mines Limited and certain directors and officers of Kirkland Lake Gold Ltd.
99.4	Form of Support and Voting Agreement entered into between Kirkland Lake Gold Ltd and certain directors and officers of Agnico Eagle Mines Limited

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AGNICO EAGLE MINES LIMITED
(Registrant)

Date: 10/13/2021	By:	/s/ Chris Vollmershausen
Chris Vollmershausen
Senior Vice-President, Legal, General Counsel & Corporate Secretary

3